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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _______________)*


                             Secure Computing Corporation
- --------------------------------------------------------------------------------
                                   (Name of Issuer)

                        Common Stock, $.01 par value per share
- --------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                      813705100
- --------------------------------------------------------------------------------
                                    (CUSIP Number)

                                    Mark A. Sides
                                 Faegre & Benson LLP
                                 2200 Norwest Center
                                 90 South 7th Street
                             Minneapolis, Minnesota 55402
                                     612)336-3000
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                   Communications)

                                   August 29, 1996
- --------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                         1 of 9
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                                     SCHEDULE 13D
CUSIP NO.     813705100                              PAGE   2   OF    9   PAGES

1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Computer Solutions Group  No I.R.S. Identification No.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                     (b) /x/

3   SEC USE ONLY


4   SOURCE OF FUNDS*

         OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                       / /


6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada


    NUMBER OF           7    SOLE VOTING POWER
      SHARES
    BENEFICIALLY                  47,272 shares
      OWNED BY
       EACH             8    SHARED VOTING POWER
     REPORTING                         0 shares
      PERSON
       WITH             9    SOLE DISPOSITIVE POWER
                                  47,272 shares

                        10   SHARED DISPOSITIVE POWER
                                  0 shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  47,272 shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     0.3%

14  TYPE OF REPORTING PERSON*     PN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                         2 of 9
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                                     SCHEDULE 13D
CUSIP NO.     813705100                               PAGE   3   OF   9   PAGES

1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         1158585 Ontario Inc.   No I.R.S. Identification No.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                     (b) /x/

3   SEC USE ONLY


4   SOURCE OF FUNDS*

         OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                       / /


6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada


    NUMBER OF           7    SOLE VOTING POWER
      SHARES
    BENEFICIALLY                  1,440,000 shares
      OWNED BY
       EACH             8    SHARED VOTING POWER
     REPORTING                         0 shares
      PERSON
       WITH             9    SOLE DISPOSITIVE POWER
                                  1,440,000 shares

                        10   SHARED DISPOSITIVE POWER
                                  0 shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,440,000 shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     9.7%

14  TYPE OF REPORTING PERSON*     CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                         3 of 9
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                                     SCHEDULE 13D
CUSIP NO.     813705100  _                            PAGE   4   OF   9   PAGES

1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Glenn G. Mackintosh   No S.S. No.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                     (b) /x/

3   SEC USE ONLY


4   SOURCE OF FUNDS*

         OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                       / /


6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada


    NUMBER OF           7    SOLE VOTING POWER
      SHARES
    BENEFICIALLY                  56,250 shares (right to acquire)
      OWNED BY
       EACH             8    SHARED VOTING POWER
     REPORTING                         1,487,272 shares
      PERSON
       WITH             9    SOLE DISPOSITIVE POWER
                                  56,250 shares (right to acquire)

                        10   SHARED DISPOSITIVE POWER
                                  1,487,272 shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,543,522 shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     10.4%

14  TYPE OF REPORTING PERSON*     IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                         4 of 9
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                                     SCHEDULE 13D
CUSIP NO.     813705100                              PAGE   5   OF   9   PAGES

1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Steven Lamb   No S.S. No.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                     (b) /x/

3   SEC USE ONLY


4   SOURCE OF FUNDS*

         OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                       / /


6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada


    NUMBER OF           7    SOLE VOTING POWER
      SHARES                      56,250 shares (right to acquire)
    BENEFICIALLY
      OWNED BY
       EACH             8    SHARED VOTING POWER
     REPORTING                         1,487,272 shares
      PERSON
       WITH             9    SOLE DISPOSITIVE POWER
                                  56,250 shares (right to acquire)

                        10   SHARED DISPOSITIVE POWER
                                  1,487,272 shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,543,522 shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     10.4%

14  TYPE OF REPORTING PERSON*     IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                         5 of 9
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ITEM 1.  SECURITY AND ISSUER

    The class of security to which this statement relates is the Common Stock, par value $.01 per share, of Secure Computing Corporation. The name and address of the principal executive offices of the issuer of such securities are Secure Computing Corporation, 2675 Long Lake Road, Roseville, Minnesota 55113.

ITEM 2.  IDENTITY AND BACKGROUND

    a.) and b.)    The names and business addresses of the persons filing this statement are as follows:

Computer Solutions Group
c/o Glenn Mackintosh and Steven Lamb
Secure Computing Corporation
20 Toronto Street, Suite 406
Toronto, Ontario
CANADA  M5C 2B8

1158585 Ontario Inc.
c/o Glenn Mackintosh and Steven Lamb
Secure Computing Corporation
20 Toronto Street, Suite 406
Toronto, Ontario
CANADA  M5C 2B8

Glenn G. Mackintosh
Secure Computing Corporation
20 Toronto Street, Suite 406
Toronto, Ontario
CANADA  M5C 2B8

Steven Lamb
6 Stavebank Avenue, Apartment 2
Mississauga, Ontario
CANADA  L5P 2P4


    c.) Computer Solutions Group is an Ontario, Canada general partnership. 1158585 Ontario Inc. is a holding corporation organized under the laws of Ontario, Canada. Glenn Mackintosh is a director and the Vice President and General Manager--Firewall Division of Secure Computing Corporation, Mr. Mackintosh's address is listed in b.) above. Steven Lamb is an employee of Secure Computing Corporation, Mr. Lamb's address is listed in b.) above.
    d.) The response to this item is negative for all persons listed above. e.) The response to this item is negative for all persons listed above. f.) Computer Solutions Group is an Ontario, Canada general partnership.
1158585 Ontario Inc. is a corporation incorporated under the laws of Ontario, Canada. Glenn Mackintosh and Steven Lamb are both citizens of Canada.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The subject shares were acquired by the persons listed above pursuant to an Amalgamation Agreement dated as of August 29, 1996 ("Amalgamation Agreement") by and among Secure Computing Corporation ("Secure"), Edge Acquisition Inc., a wholly owned subsidiary of Secure ("Edge") and Border Network Technologies Inc. ("Border"), and, as contemplated thereby, the merger of Edge with and into Border (the "Merger"). In connection with the Merger, each outstanding share of Border's capital stock was converted into the right to receive 0.50 shares of Secure's Common Stock, par value $0.01 per share. Both Computer Solutions Group and 1158585 Ontario Inc. owned shares of Border capital stock prior to the Merger. Messrs. Mackintosh and Lamb control Computer Solutions Group and 1158585 Ontario Inc. In addition, each of Messrs. Mackintosh and Lamb owns options to purchase 56,250 shares of the Common Stock of Secure.

                                                                         6 of 9
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ITEM 4.  PURPOSE OF TRANSACTION

         Please see explanation set forth above with respect to Item 3 for the purposes of the acquisition of securities of the issuer. The reporting person has no plans or proposals which may relate to or would result in any of the matters described pursuant to the lettered subparagraphs of this item. Accordingly, the answers to Item 4 are as follows:

(a)      Inapplicable

(b)      Inapplicable

(c)      Inapplicable

(d)      Inapplicable

(e)      Inapplicable

(f)      Inapplicable

(g)      Inapplicable

(h)      Inapplicable

(i)      Inapplicable

(j)      Inapplicable

(k)      Inapplicable


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)

    1. Computer Solutions Group is the beneficial owner of 47,272 shares of Common Stock of Secure, which represents 0.3% of the outstanding Common Stock of Secure. Glenn Mackintosh and Steven Lamb are the general partners of Computer Solutions Group.

    2. 1158585 Ontario Inc. is the beneficial owner of 1,440,000 shares of Common Stock of Secure, which represents 9.7% of the outstanding Common Stock of Secure. An aggregate of 6.5% of the capital stock of 1158585 Ontario Inc. is owned by The Mackintosh Family Trust and The Lamb Family Trust, of which Glenn Mackintosh and Steven Lamb and their respective family members are the beneficiaries. Computer Solutions Group owns 93.5% of the capital stock of 1158585 Ontario Inc. Glenn Mackintosh and Steven Lamb are the sole directors and the Executive Vice President and the President, respectively, of 1158585 Ontario Inc.

    3. Glenn G. Mackintosh is the beneficial owner of 56,250 shares of Common Stock of Secure in the form of options to purchase such shares, which represents 0.4% of the outstanding Common Stock of Secure.

    4. Steven Lamb is the beneficial owner of 56,250 shares of Common Stock of Secure in the form of options to purchase such shares, which represents 0.4% of the outstanding Common Stock of Secure.

    5. Computer Solutions Group, 1158585 Ontario Inc., Glenn G. Mackintosh and Steven Lamb, as a group, beneficially own 1,599,772 shares of Common Stock of Secure (which includes options to purchase 112,500 shares of Common Stock), which represents 10.8% of the outstanding Common Stock of Secure.

         (b)

    1. Computer Solutions Group has the sole power to vote and the sole dispositive power over 47,272 shares of Common Stock of Secure.

                                                                         7 of 9
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    2.   1158585 Ontario Inc. has the sole power to vote and the sole dispositive power over 1,440,000 shares of Common Stock of Secure.

    3. Glenn G. Mackintosh and Steven Lamb have the shared power to vote and the shared dispositive power over an aggregate of 1,487,272 shares of Common Stock of Secure in connection with their control of Computer Solutions Group and 1158585 Ontario Inc.

    4. In addition to the shares of Common Stock in listed in 3 above, Glenn Mackintosh has the sole power to vote and the sole dispositive power over 56,250 shares of Common stock of Secure in the form of options to purchase such shares.

    5. In addition to the shares of Common Stock in listed in 3 above, Steven Lamb has the sole power to vote and the sole dispositive power over 56,250 shares of Common stock of Secure in the form of options to purchase such shares.

         (c) The only transaction in the Common Stock of Secure that was effected by all reporting persons during the past sixty days is the transaction described in Item 3 above.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the subject securities.

         (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Messrs. Mackintosh and Lamb, each as 50% owners and sole general partners of Computer Solutions Group and the sole directors of 1158585 Ontario Inc., must jointly decide how to vote and dispose of a material amount of the assets held by such entities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Filed as Exhibit A to this Form 13D is an agreement by the persons filing this Form 13D to make a joint filing.

                                                                         8 of 9
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SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 9, 1996.                                  Signature

                                                 COMPUTER SOLUTIONS GROUP

                                                 By   /s/ Glenn G. Mackintosh
                                                    ---------------------------
                                                      Glenn G. Mackintosh
                                                        General Partner

                                                 1158585 ONTARIO INC.

                                                 By   /s/ Glenn G. Mackintosh
                                                    ---------------------------
                                                      Glenn G. Mackintosh
                                                       Executive Vice President

                                                      /s/ Glenn G. Mackintosh
                                                    ---------------------------
                                                      Glenn G. Mackintosh

                                                      /s/ Steven Lamb
                                                    ---------------------------
                                                      Steven Lamb


                                                                         9 of 9

                                                                      EXHIBIT A


     The undersigned hereby agree to file a joint Schedule 13D with respect to the interests of the undersigned in Secure Computing Corporation and that the Schedule 13D to which this Exhibit A is attached has been filed on behalf of each of the undersigned.




September 9, 1996                                COMPUTER SOLUTIONS GROUP

                                                 By   /s/ Glenn G. Mackintosh
                                                    ---------------------------
                                                      Glenn G. Mackintosh
                                                        General Partner

                                                 1158585 ONTARIO INC.

                                                 By   /s/ Glenn G. Mackintosh
                                                    ---------------------------
                                                      Glenn G. Mackintosh
                                                       Executive Vice President

                                                      /s/ Glenn G. Mackintosh
                                                    ---------------------------
                                                      Glenn G. Mackintosh

                                                      /s/ Steven Lamb
                                                    ---------------------------
                                                      Steven Lamb